UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                             FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER
SECTION 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934 OR
SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(D)
OF THE SECURITIES EXCHANGE ACT OF 1934

                              Commission File Number:  0-13312

                      FIRST LIBERTY BANK CORP.
     (Exact name of registration as specified in its charter)

  645 WASHINGTON AVENUE, P.O. BOX 39, JERMYN, PENNSYLVANIA 18433
                          (570) 876-6545
                  (Address, including zip code,
            and telephone number, including area code,
           of registrant's principal executive offices)

            COMMON STOCK, PAR VALUE $0.3125 PER SHARE
     (Title of each class of securities covered by this Form)

                              NONE
       (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)    [ X ]        Rule 12h-3(b)(1)(i)    [   ]
Rule 12g-4(a)(1)(ii)   [   ]        Rule 12h-3)b)(1)(ii)   [   ]
Rule 12g-4(a)(2)(i)    [   ]        Rule 12h-3(b)(2)(i)    [   ]
Rule 12g-4(a)(2)(ii)   [   ]        Rule 12h-3(b)(2)(ii)   [   ]
                                    Rule 15d-6             [   ]

     Approximate number of holders of record as of the
certification or notice date:   0

     Pursuant to the requirements of the Securities Exchange Act of 1934, Community Bank System, Inc., as successor by merger to First Liberty Bank Corp., has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

                                   Community Bank System, Inc.,
                                   successor by merger to First
                                   Liberty Bank Corp.

Date:  May 16, 2001            By: /s/ Sanford A Belden
                                   -----------------------------
                                   Sanford A. Belden
                                   President and Chief Executive
                                   Officer

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless this form displays a currently valid OMB control number.